PINE VALLEY NAMED TO 2005 TSX VENTURE 50

VANCOUVER, BRITISH COLUMBIA, December 6, 2005 — Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) (the “Company” or “Pine Valley”) was today named to the 2005 TSX Venture 50TM, the first ever ranking of Canada’s top emerging public companies listed on TSX Venture Exchange.

“Being named to the TSX Venture 50 is a tremendous recognition for our accomplishments as a company over the past year,” said Graham Mackenzie, President and CEO of the Company.

The TSX Venture 50 are the top 10 companies in each of five major industry sectors – mining, oil & gas, technology, life science and diversified industries – based on a ranking formula with equal weighting given to one-year revenue (last reported 12 months), return on investment, market cap growth and trading volume. All data was as of August 31, 2005.

“We are very proud to launch the TSX Venture 50 to celebrate the achievement of our issuers,” said Linda Hohol, President, TSX Venture Exchange. “The impressive list of companies demonstrates that the TSX Venture Exchange is a unique incubator of public companies, and the companies in the TSX Venture 50 are living proof as to why this market is working.”

The 2005 TSX Venture 50TM was compiled based on public historical data and is not an invitation to purchase securities listed on Toronto Stock Exchange and/or TSX Venture Exchange. TSX Group Inc. and its affiliates do not endorse or recommend any securities referenced in this ranking. Neither TSX Group Inc. nor its affiliated companies represent, warrant or guarantee the accuracy or the completeness of the information. You should not rely on this information contained herein for any trading, business or financial purposes. TSX Group Inc. and its affiliates assume no liability for any errors or inaccuracies herein or any use or reliance upon this information.

PINE VALLEY MINING CORPORATION

Graham Mackenzie
President and Chief Executive Officer

Contacts:
Sam Yik Vice President Corporate Development and Commercial Operations (604) 682-4678 Vancouver, British Columbia, Canada	Martin Rip Vice President Finance and CFO (604) 682-4678 Vancouver, British Columbia, Canada

Company e-mail contact: pinevalley@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.